Exhibit 12.1

INVESCO MORTGAGE CAPITAL INC. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth the calculation of our earnings to fixed charges for the periods shown:

	Year Ended December 31
($ in thousands)	2012	2011	2010	2009	2008
Net Income	334,490	281,915	98,399	15,094	(22)
Add: Fixed Charges
Interest Expense	237,405	155,241	29,556	4,627	—
Preferred Stock Dividends	5,395	—	—	—	—

Total combined fixed charges	242,800	155,241	29,556	4,627	—

Total earnings available for fixed charges and preferred stock dividends	$577,290	$437,156	$127,955	$19,721	$(22)

Ratio of earnings to combined fixed charges and preferred stock dividends	2.4x	2.8x	4.3x	4.3x	N/A